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Exhibit 12.1

CALCULATION OF FIXED CHARGE RATIO

	AdMat			Vantico Predecessor				Ciba Predecessor
		Pro Forma
			Six Months Ended Dec. 31, 2003	Six Months Ended June 30, 2003			Seven Months Ended Dec. 31, 2000	Five Months Ended May 31, 2000
	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003			Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001
	(Dollars in Millions)						(CHF in Millions)
Fixed Charges:
Interest expensed and capitalized (including amortization of deferred financing costs)	$44.1	$41.7	$21.3	$36.3	$68.0	$69.0	$68.0	4.0
Interest portion of rent expense	1.7	1.2	0.6	0.6	2.4	3.2	3.3	2.4
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—

Total fixed charges	$45.8	$42.9	$21.9	$36.9	$70.4	$72.2	$71.3	6.4

Earnings:
Pretax income (loss) from continuing operations before minority interest and equity income (loss)	$89.2	$(56.9)	$(10.0)	$(89.3)	$(141.0)	$(103.0)	$(56.0)	48.0
Fixed charges	45.8	42.9	21.9	36.9	70.4	72.2	71.3	6.4
Amortization of capitalized interest	—	—	—	—	—	—	—	—
Distributed income of equity investment	—	—	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	1.0	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—
Minority interest in pretax income of subsidiaries that has not incurred fixed charges	—	—	—	—	—	—	—	—

Total earnings plus fixed charges	$135.0	$(14.0)	$11.9	$(52.4)	$(70.6)	$(29.8)	$15.3	$54.4

Ratio of earnings to fixed charges	3.0	—	—	—	—	—	—	8.5
Deficiency of earnings to fixed charges	—	56.9	10.0	89.3	141.0	102.0	56.0	—

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CALCULATION OF FIXED CHARGE RATIO